Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836


         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian, Aloha Holdings and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian, Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian have filed a preliminary proxy statement/prospectus and will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS A QUESTION & ANSWERS RELEASE DISTRIBUTED TO HAWAIIAN EMPLOYEES AND INCLUDED IN A NEWSLETTER TO ALOHA EMPLOYEES ON FEBRUARY 21, 2002.

                            ANSWERS TO YOUR QUESTIONS
                            -------------------------
                                By Greg Brenneman

I appreciate all the times we have been able to meet and your phone calls to the Employee Hotline. I've received some terrific and well thought out suggestions about how the merger can work best for the employees, and I am taking a good look at each of them to see how they can help as we bring the two carriers together.

Some of you have left your names and telephone numbers, and I've enjoyed my follow-up phone calls with you to answer your questions. Some of you have left some great questions that I believe everyone would like to know the answers to. I've pulled those questions together and addressed them for you in this letter. I'll periodically send updates as new questions arise.

I leave a new voicemail message every Monday, so please continue to check it to learn the status of the merger, my schedule, and other information. We have two phone numbers for your convenience. On Oahu please call 537-2023, and from other islands or the U.S. mainland, you can call our toll free number, 1-888-900-8003.

Q. Immediate or close family members work for Aloha and Hawaiian. After the merger, are we able to still work together for the same company?

     Hawaii is a close-knit community, and I think it's terrific that family members work together. We will work to avoid direct reporting relationships while honoring our collective bargaining agreements and maintain compliance with the Hawaii law.

Q.   Do you plan to keep contract services?

     Absolutely. Hawaii is our home, and we should continue to serve the carriers who want to utilize our services.

Q. Will there be positions available in other destinations or would you use contract services?

     One of the merger's benefits is that growth of the airline means growth opportunities for employees. As a general rule and depending on the frequency of the flights, about four flights per day are needed in any destination to productively bring the work in house. We have not finalized the route plan or fleet plan yet, but we are looking at increasing our service from cities we currently serve on the West Coast, so there may be opportunities to bring work in house over time.

Q.   Explain the furlough protection.

     It is very important to me to keep as many employees working as possible. In early January we offered furlough protection to about 70 percent of the combined work force - all the flight attendants, gate, ramp, reservations agents and contract services employees. In order to receive this protection the two groups need to merge their seniority lists and accept the recently adopted Hawaiian contracts quickly. If we do this, we will generate the cost savings required to keep everyone working. The unions are reviewing our offer, and together we will let you know as decisions are reached.

Q.   Why did you pick the Hawaiian Airlines contract?

     The Hawaiian contracts were recently negotiated and have the longest duration, so it made sense to use them.

Q. Our pension benefits are different. Will we lose the benefits we have accrued over the years?

     There are very specific laws that govern retirement plans. The Internal Revenue Code prohibits an amendment or change to the plan that reduces the benefits you have accrued to the date of the amendment or change. For contract employees, discussions about the form of pension benefits following the merger will be part of the current talks with bargaining representatives. For non-contract/non-represented employees, the form of pension benefits will be among the many issues that will be reviewed and addressed as part of the integration process.

Q. What happens to the retirees? Will they still be able to continue with space-available travel?

     Former employees of both airlines worked hard during their careers, and I am committed to having a fair travel policy for all employees, including retirees. One of the key parts of our go Forward Plan is called "Working Together," and working together means taking care of each other. It is our intent to provide retirees with continued space-available travel.

Q.   How will our seniority be merged? Will I get credit for my longevity?

     As you know, the unions at each airline are largely the same, and the MECs of each union are working to merge their seniority lists based on their merger policies. Your union representatives will notify you when the combined seniority listing is ready for your review.

     You will not lose your current longevity in the new airline.

Q. Why are people using the term "merger of equals" when Hawaiian is twice as big as Aloha and has new planes?

     The term "merger of equals" is a totally irrelevant term.

     From an employee perspective, each of the unions has seniority integration policies that apply in this merger.

     From an investor perspective, both the Hawaiian and Aloha Boards have approved the merger. The independent (public) shareholders of Hawaiian will also get to vote on the merger. Given that the Hawaiian stock price has dramatically increased since the merger was announced, it is likely that they will approve it.

Q. When will the proxy filing with both carriers' financial results be available?

     The proxy was filed on February 14 and is available at http://sec.freeedgar.com. It is 570 pages long.

     It points out that each airline lost between $100,000 and $170,000 per day in Q4 2001 and that the breakeven load factor for the interisland market is over 80 percent. Clearly, the interisland market is broken, as neither carrier has achieved consistent 80-percent load factor in interisland flights.

Q.   What happens to the coupons that were purchased?

     Coupons sold before the merger will be honored after the merger closes.

Q.   When will you decide on a fleet plan?

     We are working with Boeing on that right now, and I'll let you know as soon as we reach some decisions. Boeing has said it will offer us very attractive lease rates on 717s as it has lots of excess airplanes. For interisland cargo, we are looking at several options but most likely will keep 737-200 freighters. For TransPac routes, it looks like we'll grow with a mix of 767s and 757s.

Q.   Will you move maintenance and reservations to the mainland?

     I am committed to Hawaii's flagship carrier benefiting the economy and the people of Hawaii. There are no plans to move these operations out of the state.

Q.   Why are we merging the two airline companies?

     Every airline in the industry has been hard hit as a result of the economic slowdown and the tragic events of September 11. Aloha and Hawaiian started with limited cash balances and have both experienced significant financial losses over the last several months. Even with some layoffs and the reduction in capacity, both airlines are running interisland load factors well below the breakeven point of 80 percent. Unless something is done, further downsizing is inevitable and both companies risk running out of cash.

     Combining the airlines creates the opportunity to establish a financially strong Hawaii-based carrier to serve Hawaii similar to the way Alaska Airlines serves Alaska. Once we get to a profitable core, it is our plan to every year enter new markets on the mainland and in the Pacific and grow to a sizable and profitable airline.

     The key thing to remember is that this merger is the best way to ensure the continued viability of Hawaii's interisland air service in a changing marketplace. The merger creates a flagship carrier for Hawaii that allows the continuation of frequent, affordable, quality interisland service to all existing routes. It also provides the financial muscle and staying power needed to allow us to bring more visitors to Hawaii by growing in new markets, both on the mainland and in the Pacific region.

Q.   What will be the size of this new company when the two airlines are merged?

     The combined company will rank 10th in size in the nation, with about $930 million in revenues. With the financial strength and stability we gain from the merger, we project 7-10 percent growth in available seat miles annually.

Q.   How soon will you be involved in running the company?

     Until the close of the merger transaction each airline will continue to operate independently, and I will not be involved in day-to-day management.

     I am, however, hard at work laying the groundwork for translating the potential for the merged company into reality, beginning the moment the merger comes into effect.

Q.   Do you plan to add new routes?

     The business plan calls for the addition of new routes/lines beginning in 2003. Whatever specific new routes are chosen, they will generally be aimed at making it easier for visitors in underserved markets to visit Hawaii more conveniently - and for Hawaii residents to travel to these areas with equal convenience.

Q:   Does the new company plan on keeping the same alliance partners?

     We intend to be a partner with any airline that wishes to connect its passengers between the islands. We plan to allow both companies' alliance partners to keep their current agreements until they expire, and I've spoken with all the CEOs of our alliance partners to assure them of this. In the meantime, we will work with our partners to develop future agreements. And we plan to offer the same reasonable alliance terms to any other carrier who wants to work with us to get their customers to neighbor island destinations.

     For our frequent flyer members, we are working on enhancements to our existing frequent flyer program, and we plan to create a frequent flier advisory board, which will include frequent flyers to represent the interests of Hawaii residents.

     In both these areas - alliances and frequent flyer programs - the essential thing to keep in mind is that we are "flying to win." That means trying to provide as much value to customers as we can, so they will purchase our services.

                                      #####


Cautionary Statement

This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), Hawaiian Airlines, Inc. ("Hawaiian"), TurnWorks Acquisition III, Inc. (to be renamed at closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks") constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Hawaiian and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Aloha, Hawaiian and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

Aloha Holdings and Hawaiian have filed a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and securityholders are able to obtain the document free of charge at the SEC's Web site (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Hawaiian and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Hawaiian's stockholders to approve and adopt the merger agreement for the proposed transaction. The participants in this solicitation may include the directors and executive officers of Hawaiian, who may have an interest in the transaction as a result of beneficially holding shares or options of Hawaiian. A detailed list of the names and interests of Hawaiian's directors and executive officers, and of their beneficial ownership interests in Hawaiian, is contained in Hawaiian's proxy statement for its 2001 Annual Meeting, which may be obtained without charge at the SEC's Web site (www.sec.gov).